Exhibit 99.1

Fusion Fuel Highlights Potential Multi-Mineral Royalty Upside at Jaguar Uranium’s Berlin Project as Initial Rare Earth Assessment Announced

Planned acquisition of controlling interest in Royal Uranium expected to provide Fusion Fuel with 1.0% NSR royalty exposure to a potentially district-scale project in Colombia in connection with Jaguar’s announced initial assessment program for rare earth elements in addition to uranium at the project

Dublin, Ireland, April 9, 2026 (GLOBE NEWSWIRE) - Fusion Fuel Green PLC (NASDAQ: HTOO) (“Fusion Fuel” or the “Company”), a leading provider of full-service energy engineering, advisory, and utility solutions, today highlighted potential multi-mineral royalty income tied to the 1.0% net smelter return (“NSR”) royalty held by Royal Uranium Inc. (“Royal Uranium”) on the Berlin Project in Caldas, Colombia.

Through Fusion Fuel’s previously announced planned acquisition of a controlling interest in Royal Uranium, the Company expects to gain capital-efficient royalty exposure to potential future production from the Berlin Project. Jaguar Uranium Corp. (NYSE American: JAGU) (“Jaguar”) has announced the commencement of its initial rare earth element (“REE”) assessment program at the Berlin Project, which Jaguar noted has historically reported uranium mineralization. Jaguar has stated that the project also hosts associated REEs, including vanadium, phosphate, nickel, molybdenum, rhenium, yttrium, neodymium, and others, potentially expanding the project’s relevance within the global critical minerals supply chain.

As announced by Jaguar, the Berlin Project is a potentially district-scale polymetallic asset in Caldas, Colombia, with historically reported uranium mineralization and associated rare earth elements. The Berlin Project covers approximately 9,053 hectares, with a substantial portion of the more than 20,000 meters of previously drilled, mineralized core believed to remain preserved, which Jaguar plans to selectively re-sample and assay for REE content. Jaguar announced that its initial program is expected to focus on re-sampling available historic core, potentially allowing Jaguar to advance early-stage REE characterization without near-term new drilling. Jaguar has also indicated that its work will include multi-element geological modeling, and that REE potential of certain elements, including vanadium, nickel, phosphate, molybdenum, rhenium, and zinc, may, if ultimately demonstrated, have the potential to be evaluated as by-product credits in future economic studies, at the Berlin Project.

Under the NSR royalty structure, the holder of the NSR royalty is entitled to receive a percentage of revenue from mineral production, net of certain deductions, without bearing the capital or operating costs associated with development and operations. Fusion Fuel believes this structure aligns with its strategy of building a diversified, capital-efficient royalty platform with exposure to critical energy and resource markets.

Fusion Fuel previously announced that it entered into a Share Exchange Agreement, dated February 18, 2026 (the “Share Exchange Agreement”), to acquire a controlling interest in Royal Uranium as part of its strategy to establish a diversified energy commodity royalty platform with exposure to critical energy resources, including uranium and natural gas. A further description of the terms and conditions of the proposed transaction has been disclosed in a Form 6-K/A furnished with the U.S. Securities and Exchange Commission (the “SEC”) on February 18, 2026.

“Jaguar’s initiation of a rare earth assessment program at the Berlin Project has the potential to expand the value profile of this royalty beyond uranium alone,” said John-Paul Backwell, Chief Executive Officer and Chairman of Fusion Fuel. “Assuming our transaction with Royal Uranium closes as planned, Fusion Fuel expects to gain a 1.0% NSR royalty on a district-scale project with potential relevance across several critical minerals. We believe this reflects the strength of a capital-efficient royalty strategy: participation in exploration and development upside without taking on the direct capital burden of building and operating a mine.”

Fusion Fuel also noted Jaguar has planned exploration at the Laguna Salada Project in Laguna Salada, Argentina, in the second quarter of 2026 following Environmental Impact Assessment permitting of exploration activities at the “Guanaco” concession portion in the first quarter of 2026, and announced ongoing for continued permitting and exploration efforts across other projects in Jaguar’s project portfolio.

About Royal Uranium Inc.

Royal Uranium is a private energy royalty entity holding a portfolio of tier one high-quality uranium and natural gas royalties across premier mining jurisdictions in the Americas, operated by experienced industry partners. The portfolio is designed to provide long-duration exposure to commodity price upside while minimizing operating risk through the royalty model. For more information, please visit www.royaluranium.com.

ABOUT FUSION FUEL GREEN PLC

Fusion Fuel Green PLC (NASDAQ: HTOO) offers a comprehensive suite of energy supply, distribution, and engineering and advisory solutions through its Al Shola Gas, Bright Hydrogen Solutions Ltd (“BrightHy Solutions”), and Biosteam Energy (Proprietary) Limited (“BioSteam Energy”) businesses. Al Shola Gas provides full-service industrial gas solutions, including the design, supply, and maintenance of liquefied petroleum gas (LPG) systems, as well as the transport and distribution of LPG to a broad range of customers across commercial, industrial, and residential sectors. BrightHy Solutions, the Company’s hydrogen solutions platform, delivers innovative engineering and advisory services enabling decarbonization across hard-to-abate industries. BioSteam Energy provides biomass-powered industrial steam solutions to clients.

FORWARD-LOOKING STATEMENTS

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. Such forward-looking statements include, but are not limited to, statements regarding the scope, timing and results of Jaguar’s planned REE assessment and re-sampling program at the Berlin Project; the availability, condition and suitability of historic drill core and the ability to advance initial REE characterization without immediate new drilling; the integration of new assay results with existing datasets and the development of multi-element geological models; the potential to advance toward an initial multi-commodity mineral resource estimate; the potential future evaluation of historically reported associated elements as by-products in economic studies; the exploration potential and continuity of mineralization at the Berlin Project; the Company’s planned acquisition of a controlling interest in Royal Uranium and its expectation to gain royalty exposure to uranium exploration activity across multiple projects through a capital-efficient royalty model,  statements regarding Jaguar’s planned exploration activities, and statements regarding the Company’s strategy to establish a diversified energy commodity royalty platform with exposure to critical energy resources. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, that historic drill core is available, preserved and representative; that sampling, assaying and analytical work can be completed as planned; that historical information, while not fully verified by Jaguar, is sufficient for initial assessment purposes; that required permits, access rights, personnel, contractors, equipment and laboratory services are available on expected terms; that Jaguar has sufficient liquidity to carry out its planned programs; the risk that historic drill core may not be available, representative or suitable for re-sampling; the risk that historical data may be incomplete, inaccurate or not verifiable; the risk that exploration and re-sampling results may not confirm the presence, continuity, grade or economic significance of REEs or other associated elements; the risk that mineral resources or mineral reserves are not delineated; delays or failures in permitting or access; operational and logistical risks; changes in commodity prices, market conditions or financing availability; and other risks described under “Risk Factors” in Jaguar’s Registration Statement on Form S-1 (File No. 333-292006), as amended, and in subsequent filings with the SEC; the ability of the parties to the Share Exchange Agreement to complete the transaction, the Company’s ability to integrate Royal Uranium’s assets into its business, the ability of the parties to obtain Irish regulatory approval and any other required third-party consents and approvals in connection with the transaction, obtain the approval of the Company’s shareholders, and to meet all other closing conditions; the realization of revenues from the assets of Royal Uranium, including its royalties, which may depend on, among other things, the commercial development of uranium, and REE deposits, the receipt and maintenance of exploration, mining, and environmental permits and approvals by the operators of the underlying properties, regulatory approval, and market demand for uranium and REEs; volatility in uranium and natural gas commodity prices, which directly affect the potential value of NSR and other royalty interests; the risk that operators of royalty-bearing properties may delay, suspend, or abandon exploration or development activities due to insufficient funding, unfavorable economic conditions, technical challenges, or regulatory obstacles; the possibility that exploration activities, including those authorized under recently obtained permits, may not result in the discovery of commercially viable mineral deposits or hydrocarbon reserves;; the dependence of the Company on third-party operators over whom it has no operational control, including decisions regarding the pace, scope, and method of exploration and development; the risk that changes in mining, environmental, or energy laws and regulations in the jurisdictions where the royalty assets are located, including Argentina and Colombia, may adversely affect the feasibility or economics of the underlying projects; political, economic, and social risks associated with operating in foreign jurisdictions, including currency controls, expropriation, nationalization, and changes in fiscal regimes; the risk that royalty agreements may be subject to disputes regarding their scope, enforceability, or the calculation of permitted deductions from gross revenues; competition from existing or new offerings that may emerge; impacts from strategic changes to the Company’s business on net sales, revenues, income from continuing operations, or other results of operations; the Company’s ability to obtain sufficient funding to maintain operations and develop additional services and offerings; and the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the SEC on May 9, 2025 (the “Annual Report”), and other filings with the SEC. Should any of these risks or uncertainties materialize or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Investor Relations Contact

ir@fusion-fuel.eu

www.fusion-fuel.eu